ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 14, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

04045022

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

dlw 9/22

Lodgement with Australian Stock Exchange:
14 September 2004 – (ASX Announcement & Media Release – Lake Long Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 September 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG WELL UPDATE

On Day 43 of the program, the SL 328 #1 well, located at the Lake Long Field, Lafourche Parish, South Louisiana, is drilling ahead at 12,302 feet (12,236 feet – true vertical depth).

The Upper Hollywood objective was intersected between 11,970 and 12,160 feet (true vertical depth) as evidenced by a drilling break and an increase in background gas to 285 units. This interval appears to be approximately 20 feet low to a nearby well that produced from the same interval and is likely to have drained this Sand. Further evaluation will be undertaken when the next logging point is reached.

The forward program is to drill ahead in deviated hole toward the Middle and Lower Hollywood Sands and the deeper *Cib. Op.* Sands (est. below 13,911 feet – true vertical depth).



The SL 328 #1 well is a proposed 15,500 foot (true vertical depth) test of the Lake Long Deep Prospect. The well is being operated by Palace Operating Company, of Tulsa, Oklahoma under a turnkey contract with Applied Drilling Technology Inc, a GlobalSantaFe Company, using Parker Barge Rig 55-B. The well is likely to take between 70 and 90 days.

FAR is participating in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers, although field capacity would need to be upgraded in the event of a large gas discovery.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au